UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
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                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                         Sequential
        Exhibit             Description                  Page Number
        -------             -----------                  -----------

       1.         Press release, dated March 18, 2004           3





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                                                                       EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     760-517-3188
760-517-3187
dafna.gruber@alvarion.com           carmen.deville@alvarion.com


                                                           FOR IMMEDIATE RELEASE



            ALVARION EXTENDS BREEZEACCESS(TM) VL TO THE EUROPEAN 5.4
           GHZ UNLICENSED BAND ENABLING WIDELY AVAILABLE, AFFORDABLE
                             BROADBAND CONNECTIONS
           ----------------------------------------------------------


        Employing OFDM Technology, Product Eases Installation, Increases
      Range in Urban and Foliage Dense Environments in Delivering Broadband
                      Services to Businesses and Residences

                                     ------
                 Product to Be Officially Unveiled at CeBIT 2004

Tel - Aviv, Israel, March 18, 2004 - Alvarion Ltd. (NASDAQ: ALVR), the global leader in wireless broadband solutions, today announced its new BreezeACCESS(TM) VL system, a solution that employs OFDM, a technology which is the basis of the coming WiMAX standard, for the 5.4GHz unlicensed frequency bands in the European market. Targeting small and medium enterprises (SMEs), multi-tenant units
(MTUs), and even residential markets where DSL or cable modem services are not available, the VL is perfectly suited to fill broadband gaps in service provider infrastructure and for building private broadband networks.

As the newest addition to Alvarion's BreezeACCESS product line, the 5.4 GHz VL builds on a platform that has already enjoyed wide deployment success throughout the world in the 5.8 GHz unlicensed bands of the US, China, Russia, the UK, and Ireland. European governments are the latest to make unlicensed bands in 5 GHz available to carriers and enterprises to meet the growing demand for broadband connections. Unlicensed bands are optimally used by carriers in suburban and rural areas where interference is not a problem and by enterprises and others, such as government entities, who want to build private broadband networks.

The BreezeACCESS VL contains several advanced features including exceptional non-line-of-sight (NLOS) capabilities to increase range in both urban and foliage-dense environments and dynamic frequency selection (DFS) and automatic transmit power control (ATPC) to improve operational flexibility while complying fully with European and US regulations. The combination translates into expanded range enabling operators to reach more customers in their service areas and reduced installation and maintenance costs overall.


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

Paul Doody, Managing Director of Irish Broadband, said: "The broadband fixed wireless network we built using the BreezeACCESS VL has exceeded both our expectations and those of our customers. The flexibility to install base stations where demand is highest has enabled us to grow rapidly, whilst keeping our costs low. By expanding our network and using the latest technology - namely 5GHz networks - we will be able to meet the soaring demand for broadband services in Ireland. Alvarion has proved to be an invaluable partner - its investment in research and development, and production of equipment which the market is demanding has impressed us fully."

In the United States, where the BreezeACCESS VL has been actively deployed for almost a year, many customers are also using the product's advanced features to cover more area and serve more customers due to its advanced bandwidth throughput and NLOS algorithms.
"We tested equipment from multiple vendors, and Alvarion came out top in all criteria we measured including quality of service and bandwidth availability", commented Darol Lain, CEO of Sting Communications. "BreezeACCESS VL's NLOS capability more than matched the demands of the terrain and the knowledge and expertise of Alvarion's people proved invaluable. And so we have decided that both now and in the future as our network expands, we will only use Alvarion equipment".

Commenting on the announcement, Zvi Slonimsky, CEO of Alvarion, said, "With high capacity and a rich mix of exciting features, BreezeACCESS VL is what BWA operators need to complement and in some cases even win over fiber and xDSL in serving SME and MTU customers. A significant extension of our proven BreezeACCESS solutions, BreezeACCESS VL at 5.4 GHz helps answer the ever-growing demand for 5GHz products, and gives our customers an expanded technology migration path."

With this newest addition to the BreezeACCESS product line, Alvarion continues to expand the industry's largest, most economically compelling complement of BWA products in the market.

                                      # # #


About Alvarion
With over 1.5 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Featuring the industry's most extensive portfolio and covering the full range of frequency bands, the company's products enable the delivery of business and residential broadband access, corporate VPNs, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several leading OEM providers and through over 200 local partners to support its diverse customer base in solving their last mile connection challenges wherever located.

As an industry pioneer, Alvarion has been driving and delivering wireless broadband innovations for 10 years from core technology developments to creating and promoting industry standards. Most recently offering OFDM-based systems and taking leading roles in the IEEE and HiperMAN standards, the company's prominent work in the WiMAX ForumTM is focused on leading the wireless broadband market to widespread adoption of standards-based products.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of


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Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

   You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations:
                  carmen.deville@alvarion.com or 760-517-3188.




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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ALVARION LTD.



Date: March 18, 2004                      By: /s/ Dafna Gruber
                                             ---------------------------
                                          Name:  Dafna Gruber
                                          Title: Chief Financial Officer





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